Filed by Huntsman Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Huntsman Corporation
Commission File No. 1-32427

Message from Peter Huntsman:

Huntsman Intends to Join Forces with Clariant in a ‘Merger of Equals’

May 22, 2017

Dear Associates:

I am delighted to share with you that today we announced publicly our intention to join with Swiss specialty chemicals manufacturer Clariant in a “merger of equals,” which will be named HuntsmanClariant.

This merger is, without doubt, the largest single transaction Huntsman has ever pursued.  It will combine the market-leading technologies and manufacturing footprints of two strong, successful entities to create a global specialty chemicals company, valued at approximately $20 billion, with more than 200 production and R&D sites around the world, 25,000 different products and formulations, and nearly 32,000 associates.

We anticipate the merger to be completed by the end of this year.  We do expect to make a number of regulatory filings, including for merger control approval, and there are many details to be worked out over the coming months.  I realize how very important these details are to each of you and want to assure you that we will share information with you as transparently as allowed by law and in as timely a fashion as possible.

For now, I can tell you there are many advantages to merging with Clariant.  Huntsman’s and Clariant’s business segments are complementary.  When combined, we will present a strong, well-balanced portfolio to markets in North America, Europe and Asia.  Along with greater global reach, the new enterprise will provide greater shareholder value, improved customer satisfaction and more opportunity for our associates.  Our combined balance sheet will give us the most strength and flexibility we have ever experienced.

In this merger of equals, Huntsman and Clariant will contribute in roughly equal parts to corporate governance.  I will become CEO of the new company, while Clariant’s current CEO, Hariolf Kottmann, a man I have admired and trusted for the past decade, will serve the new company as Chairman of the Board, which will have equal representation from Huntsman and Clariant.  Patrick Jany, currently CFO of Clariant, will become CFO of the new enterprise.  I look forward to working closely with Hariolf and Patrick.  Our founder and Chairman, Jon M. Huntsman Sr., will continue to serve on the board of directors and also as Chairman Emeritus.

The new global headquarters will be in Pratteln, Switzerland, near Basel, while Huntsman’s current global headquarters in The Woodlands will become the new company’s operational headquarters.

There is much to do to before this merger is concluded. Over the next weeks and months, Huntsman’s leaders will conduct town hall meetings at many of our sites to tell you more about this merger of equals and to answer your questions.  Additionally, we will set up a space on The Hub where we will share information.

Until we complete the merger, remember that Huntsman and Clariant remain separate companies and continue to be competitors in some areas of business. During the coming months, please stay focused on your personal safety and meeting our commitments to customers and co-workers alike.

Peter Huntsman

President and Chief Executive Officer

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended.  Clariant Ltd (“Clariant”) and Huntsman Corporation (“Huntsman”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction and information relating to the proposed initial public offering of ordinary shares of Venator Materials PLC. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the initial public offering of ordinary shares by Venator Materials PLC or financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.